UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

THE FIAT GROUP PRESENTS THE IMPACT OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IAS/IFRS)

SIGNATURES

THE FIAT GROUP PRESENTS THE IMPACT OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IAS/IFRS)

Fiat today presents to the financial markets the main changes that the adoption of international Financial Reporting Standards (“IAS/IFRS”) generated in its 2004 consolidated financial statements. Starting in 2005, adoption of these standards for the preparation of consolidated financial statements is mandatory for European publicly traded companies in.

The first consolidated data based on the new standards will be those published for the first quarter of 2005. They will be provided together with comparative data for the same period in 2004, restated in accordance with IAS/IFRS.
Following the adoption of IAS/IFRS and in order to make Fiat’s financial reporting consistent with market standards and provide data that are more comparable with those of its automotive peers, net debt of industrial activities (gross debt less cash, cash equivalents and marketable securities) will be used as its main debt metrics. This parameter differs from the net financial position, which was used in the past, in that it does not take into consideration financial receivables.

The main effects deriving from the adoption of the new standards on the 2004 consolidated financial statements are reviewed below:

•
Net result: Substantially unchanged in 2004. For the future, Fiat expects the new standards to generate a recurring positive impact on the net result of about 0.2 billion euros, attributable for the most part to the elimination of goodwill amortization. In 2005, the bottom line should also benefit from the recognition of gains totaling about 0.3 billion euros, which had been reversed as part of the transition to IAS/IFRS, and from the impact of development costs for approximately 0.1 billion euros. The overall impact for 2005 will thus amount to about 0.6 billion euros.

•	Stockholders equity: Lower by about 0.8 billion euros (from 5.8 billion euros to 5 billion euros) at the end of 2004.
•
Net debt: At the end of 2004, higher by about 4.1 billion euros for industrial activities (from 5.3 billion euros to 9.4 billion euros), due to a difference in the accounting treatment of factoring transactions and securitization of receivables (2.7 billion euros), the different recognition of certain transactions (Italenergia) and changes in the scope of consolidation, for an overall amount of 1.4 billion euros. The net debt of financial activities increases by about 8 billion euros (from 8 billion euros to 16 billion euros) due to a different accounting treatment of receivables securitization transactions and the consolidation of BUC - Banca Unione di Credito.

These accounting changes will have no impact on the Group’s liquidity.

The purpose of the information contained in this press release is to provide an overview of the impact that the transition from Italian accounting principles to IAS/IFRS will have on the financial statements of the Fiat Group. This information is based on preliminary data and is subject to change.

The external auditors Deloitte & Touche have been given the specific assignment to audit the transition data. This audit is currently in progress.

A more detailed analysis of the main differences in accounting principles that had an impact on account balances at December 31, 2004 is provided below:

Development costs, which in the past were charged to income, must be capitalized if they meet specific recoverability requirements, and amortized over the life of the related products. This difference in the accounting treatment increased stockholders equity by 2.3 billion euros and 2004 earnings by 0.4 billion euros before taxes.

With regard to employee benefits (post-employment and long term), cumulative actuarial gains and losses existing at January 1, 2004, which under the previous principles were deferred in the consolidated financial statements, have been recognized directly in the opening stockholders equity as of the same date, as allowed under transition standards, with a negative impact of 1.1 billion euros before taxes on stockholders’ equity at December 31, 2004. The impact on the 2004 net income is not material.

Under IAS/IFRS, disposals of assets are recognized as sales only if they entailed the transfer to the buyer of significant risks and benefits that are inherent in the ownership of the assets in question, irrespective of the transfer of title. The adoption of this standard required the reversal of the sale of a 14% interest in Italenergia Bis, which took place in 2002, and of other minor transactions. It also required a different accounting treatment of transactions involving the sale of vehicles with the commitment to buy the vehicle back at a predetermined price, which should be treated as operating lease transactions. These accounting changes reduced stockholders equity by about 0.5 billion euros and increased net debt by about 0.8 billion euros.

Under IAS/IFRS, goodwill is no longer amortized (positive impact of 0.2 billion euros on 2004 earnings and stockholders’ equity), but is subject to an annual impairment test.

The scope of consolidation also changed due to the adoption of the new standards. More specifically, subsidiaries that engage in completely dissimilar operations, such as BUC - Banca Unione di Credito, which were excluded from the scope of consolidation under Italian accounting principles, must be consolidated under IAS/IFRS. Moreover, when the relationship with a Group company entails a substantial continuous involvement in its operations, even in the absence of legal or de facto control, the company shall be consolidated under IAS/IFRS. This standard applies to a real-estate securitization transaction executed in 1998 and to a joint venture established in 2001 with a logistics specialist and other investors to handle the Fiat Auto spare parts business. Overall, these changes in the scope of consolidation reduced stockholders equity by about 0.4 billion euros before taxes and increased net debt of industrial activities by about 0.6 billion euros and the net debt of financial activities by about 1.3 billion euros (BUC).

Certain tangible asset revaluations recognized in the past shall be reversed to comply with the new standards. Moreover, in some cases, the valuation of the recoverability of certain assets (plants and capitalized development costs) using the specific method provided by IAS/IFRS required that the carrying value of some assets be written down. Lastly, certain intangible assets (for example, start-up costs) can no longer be capitalized. The combined impact of these differences reduced stockholders equity by about 0.6 billion euros before taxes.

The impact of the transition to IAS/IFRS on the stockholders equity of associated companies and other minor adjustments reduced Group stockholders equity by about 0.6 billion euros.

The net result for 2004 was also reduced by a nonrecurring negative impact of about 0.4 billion euros that derived from the treatment of the gain on the equity swap involving the GM shares, which under IAS/IFRS rules had to be recognized in 2003 and not in 2004, when the swap was unwinded.

The 2005 statutory financial statements of Fiat S.p.A. will still be prepared in accordance with current Italian accounting principles. IAS/IFRS will be adopted starting in 2006, as allowed under the applicable law.

Turin, March 30, 2005

The main effects that the adoption of IAS/IFRS will have for the Group will be presented today during a “conference call”. The call may be accessed live at the Group website www.fiatgroup.com, where related documentation will also be made available.
In addition, the 2004 Annual Report will be available at the same address.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney